Issuer Free Writing Prospectus dated December 15, 2011

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated December 5, 2011

Registration Statement No. 333-174765

BONANZA CREEK ENERGY, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated December 5, 2011 (the “Preliminary Prospectus”), of Bonanza Creek Energy, Inc. (the “Company”) relating to this offering. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below.

REVISED OFFERING SIZE:

“The Offering” on page 7 of the Preliminary Prospectus is revised as follows:

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	39,560,308 shares (41,060,308 shares if the underwriters exercise their over-allotment option in full)

Over-allotment option	1,500,000 shares (all primary)

Initial public offering price	$17.00 per share

Use of proceeds

We estimate that our net proceeds from the sale of common stock in this offering will be approximately $156.0 million, or $179.8 million if the underwriters exercise their over-allotment option in full, in each case after deducting estimated expenses and underwriting discounts and commissions. We intend to use a portion of the net proceeds from this offering to repay the outstanding indebtedness under our credit facility, which as of October 31, 2011, was approximately $149.1 million. We intend to use the remaining $6.9 million, or $30.7 million if the underwriters exercise their over-allotment option in full, of net proceeds from this offering, together with borrowings under our credit facility, to fund our drilling and development program and the expansion of our gas processing facilities. As of October 31, 2011, our cash and cash equivalents, as adjusted to give effect to this offering and the application of the net proceeds was $12.0 million or $35.8 million if the underwriters exercise their over-allotment option in full.

Affiliates of certain of the underwriters are lenders and agents under our credit facility and, accordingly, will receive a portion of the net proceeds from this offering through the repayment of outstanding borrowings under the credit facility. See “Underwriters; Conflicts of Interest.”

Trade date	December 15, 2011

Settlement date	December 20, 2011 (T + 3)

DILUTION:

Purchasers of our common stock in this offering will experience an immediate and substantial dilution of $3.82 per share in the pro forma net tangible book value per share of common stock from the initial public offering price, and our as adjusted pro forma net tangible book value as of September 30, 2011 after giving effect to this offering would be $13.18 per share. Our pro forma net tangible book value per share assumes the issuance of 437,787 shares of common stock upon conversion of our Class B Common Stock immediately prior to the consummation of this offering.  If the underwriters exercise their over-allotment option in full, the dilution to purchasers of common stock in this offering would be $3.72 per share in pro forma net tangible book value, and our adjusted pro forma net tangible book value as of September 30, 2011 would be $13.28 per share.

BENEFICIAL OWNERSHIP OF SECURITIES:

Following the completion of this offering, Project Black Bear LP (“Black Bear”) will own 13,578,275 shares of common stock, or 34.3% of the outstanding shares of common stock, and Her Majesty the Queen in Right of Alberta (“HMQRA”) will own 7,587,859 shares of common stock, or 19.2% of the outstanding shares of common stock.  Black Bear exercises voting power over all these shares pursuant to an investment management agreement between West Face Capital Inc. and Alberta Investment Management Corporation, on behalf of its clients (including HMQRA).  Because of the voting control exercised by West Face Capital, we will be considered a “controlled company” for purposes of the New York Stock Exchange (“NYSE”) listing requirements. Although we do not currently intend to rely upon the exemptions to the NYSE’s independence standards available for controlled companies, we may choose to do so in the future to the extent we remain a controlled company.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649 or Credit Suisse Securities (USA) LLC at (800) 221-1037.  You may obtain a copy of the Preliminary Prospectus at: http://www.sec.gov/Archives/edgar/data/1509589/000104746911009887/0001047469-11-009887-index.htm.  You may obtain a copy of the most recent amendment to the registration statement at: http://www.sec.gov/Archives/edgar/data/1509589/000104746911010070/a2204719zs-1a.htm.